Exhibit 99.1

Enerplus to Present at the 51st Annual Scotia Howard Weil Energy Conference - March 7

CALGARY, AB, March 1, 2023 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Wade D. Hutchings, Senior Vice-President and Chief Operating Officer, will provide an update on Enerplus' operations during a presentation at the 51st Annual Scotia Howard Weil Energy Conference in Miami, Florida on March 7, 2023, at 2:30 PM ET. Investors are invited to listen to a live webcast of the presentation at: https://wsw.com/webcast/bns36/erf/1525852. A replay will be available for 90 days on www.enerplus.com.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2023/01/c6225.html

%CIK: 0001126874

For further information: Investor Contacts, Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 17:00e 01-MAR-23